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                             August 28, 2020

       Charles Follini
       President
       Gateway Garage Partners LLC
       6 West 20th Street
       5th Floor
       New York, NY 10011

                                                        Re: Gateway Garage
Partners LLC
                                                            Amendment No. 2 to
Draft Offering Statement on Form 1-A
                                                            Submitted August
14, 2020
                                                            CIK No. 0001812641

       Dear Mr. Follini:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Offering Statement on Form 1-A

       General

   1. We note your response to comment 1 of our letter dated June 17, 2020. We are unable to agree with your
assertion that OpCo should not be identified as a co-registrant pursuant to
                                                        Securities Act Rule
140. Please revise your offering circular to specifically identify OpCo as a co-registrant and
revise your disclosure throughout accordingly.
       Cover Page

   2. We note that you intend to offer the shares at a price of $100 per share. We further note that you plan to pay
Lex Markets "1.0% of the value of the public float of our Units, based
 Charles Follini
Gateway Garage Partners LLC
August 28, 2020
Page 2
      on the average price per Unit of the last 90 calendar days of the immediately preceding calendar year." Please clarify whether you intend for the price of the shares to vary throughout the offering, and if so, what intervals you expect the price to change at, and clarify how you will determine the new price.
Information Provided to the Service Provider , page 29

3. We note that you must provide information to an independent service provider to ensure compliance with reporting obligations. Please identify the third party service provider and disclose what actions the service provider may take if you fail to comply.
       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.



                                                           Sincerely,
FirstName LastNameCharles Follini
                                                           Division of
Corporation Finance
Comapany NameGateway Garage Partners LLC
                                                           Office of Real
Estate & Construction
August 28, 2020 Page 2
cc:       Kenneth L. Betts, Esq.
FirstName LastName